EXHIBIT 21

                         Subsidiaries of the Registrant


Royal Bank of Pennsylvania, a Pennsylvania-state chartered banking institution

         Royal Real Estate of Pennsylvania, Inc., a Pennsylvania corporation (a subsidiary of Royal Bank of Pennsylvania, Inc.)

Royal Investments of Delaware, Inc., a Delaware corporation


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